December 19, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Ms. Jennifer Gowetski, Senior Counsel

Re:	Korth Direct Mortgage LLC.
Registration Statement on Form S-1
File No. 333-219895

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Gowetski:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933 (the”Act”), as amended, Korth Direct Mortgage LLC. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-219895), as amended (the “Registration Statement”), so that it may become effective at 2:00 p.m. Eastern Time on  December 21, 2017, or as soon as practicable thereafter. By signature below of the Placement Agent for the issuance of the securities being registered, the Placement Agent joins this request for acceleration.

The Registrant hereby acknowledges that we are aware of our responsibilities and obligations under the Act, and:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please do not hesitate to contact the undersigned at (786) 693-8652. We respectfully request that we be notified of the effectiveness of the Registration Statement by a telephone call to the undersigned and that such effectiveness also be confirmed in writing.

Sincerely,

Korth Direct Mortgage LLC /s/ Holly MacDonald-Korth Holly MacDonald-Korth, Chief Financial Officer	J. W. Korth & Company - Placement Agent /s/ James W. Korth James W. Korth, Managing Partner